Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At June 30, 2013 and at December 31, 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	June	June		December,
	2013(*)	2013		2012
	(Unaudited)	(Unaudited)		(Audited)
ASSETS
Current assets:
Cash and cash equivalents (Note 5)	$1,534	Ps.	19,929	Ps.	23,222
Marketable securities	—		—		12
Accounts receivable, net	509		6,613		9,329
Inventories	607		7,886		8,103
Recoverable taxes	292		3,793		2,673
Other current financial assets (Note 9)	143		1,854		1,523
Other current assets	114		1,489		1,035

Total current assets	3,199		41,564		45,897

Non-current assets:
Investments in associates and joint ventures (Note 6)	1,154		14,990		5,352
Property, plant and equipment, net	3,258		42,327		42,517
Intangible assets, net	5,673		73,709		67,013
Deferred tax assets	127		1,654		1,576
Other non-current financial assets (Note 9)	76		993		925
Other non-current assets, net	264		3,420		2,823

Total non-current assets	10,552		137,093		120,206

TOTAL ASSETS	$13,751	Ps.	178,657	Ps.	166,103

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable (Note 8)	$334	Ps.	4,339	Ps.	4,194
Current portion of non-current debt (Note 8)	281		3,655		945
Interest payable	18		235		194
Suppliers	946		12,293		14,221
Accounts payable	441		5,727		4,563
Taxes payable	242		3,146		4,162
Other current financial liabilities (Note 9)	331		4,300		1,271

Total current liabilities	2,593		33,695		29,550

Non-current liabilities:
Bank loans and notes payable (Note 8)	2,293		29,786		24,775
Post-employment and other non-current employee benefits	174		2,258		2,188
Deferred tax liabilities	91		1,185		979
Other non-current financial liabilities (Note 9)	32		413		476
Provisions and other non-current liabilities (Note 13)	231		3,008		3,307

Total non-current liabilities	2,821		36,650		31,725

Total liabilities	5,414		70,345		61,275

Equity:
Capital stock	158		2,048		2,029
Additional paid-in capital	3,193		41,490		33,488
Retained earnings	4,918		63,892		64,501
Cumulative other comprehensive (loss) income	(167)		(2,176)		1,631

Equity attributable to equity holders of the Company	8,102		105,254		101,649
Non-controlling interest	235		3,058		3,179

Total equity	8,337		108,312		104,828

TOTAL LIABILITIES AND EQUITY	$13,751	Ps.	178,657	Ps.	166,103

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these unaudited condensed consolidated statements of financial position.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

For the six-months periods ended June 30, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) , except per share amounts

	2013 (*)	2013		2012
Net sales	$5,423	Ps.	70,461	Ps.	69,934
Other operating revenues	30		391		422

Total revenues	5,453		70,852		70,356
Cost of goods sold	2,894		37,602		38,191

Gross profit	2,559		33,250		32,165
Administrative expenses	232		3,019		3,331
Selling expenses	1,605		20,851		19,752
Other income	15		194		203
Other expenses	46		602		712
Interest expense	92		1,192		920
Interest income	17		217		202
Foreign exchange loss (gain), net	12		157		(75)
Loss (gain) on monetary position for subsidiaries in hyperinflationary economies	16		202		(15)
Market value loss (gain) on financial instruments	1		14		(12)

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	587		7,624		7,957
Income taxes (Note 11)	188		2,438		2,332
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	16		212		20

Consolidated net income	$415	Ps.	5,398	Ps.	5,645

Attributable to:
Equity holders of the Company	$406	Ps.	5,280	Ps.	5,393
Non-controlling interest	9		118		252

Consolidated net income	$415	Ps.	5,398	Ps.	5,645

Net equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share	$0.20	Ps.	2.59	Ps.	2.70

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these unaudited condensed consolidated income statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six-months periods ended June 30, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	2013 (*)	2013		2012
Consolidated net income	$415	Ps.	5,398	Ps.	5,645

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized loss on available-for sale securities, net of taxes	—		(2)		—
Valuation of the effective portion of derivative financial instruments, net of taxes	(7)		(96)		(152)
Exchange differences on translation of foreign operations	(298)		(3,867)		(1,278)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:	(305)		(3,965)		(1,430)

Items not to be reclassified to profit or loss in subsequent periods:
Re-measurements of the net defined benefit liability, net of taxes	(2)		(28)		(8)

Net other comprehensive income not being reclassified to profit or loss loss in subsequent periods	(2)		(28)		(8)

Total comprehensive loss, net of tax	(307)		(3,993)		(1,438)

Consolidated comprehensive income for the year, net of tax	$108	Ps.	1,405	Ps.	4,207

Attributable to:
Equity holders of the Company	$113	Ps.	1,473	Ps.	4,273
Non-controlling interest	(5)		(68)		(66)

Consolidated comprehensive income for the year, net of tax	$108	Ps.	1,405	Ps.	4,207

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these unaudited condensed consolidated statements of comprehensive income.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-months periods ended June 30, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Capital Stock		Additional Paid-in Capital		Retained Earnings	Unrealized Gain on Available-for- sale Securities		Valuation of the Effective Portion of Derivative Financial Instruments		Exchange Differences on Translation of Foreign Operations		Re-measurements of the Net Defined Benefit Liability		Equity Attributable To Equity Holders of the Company		Non- Controlling Interest		Total Equity
Balances at January 1, 2012	Ps.	2,009	Ps.	27,230	Ps. 56,792	Ps.	4	Ps.	44	Ps.	4,073	Ps.	(124)	Ps.	90,028	Ps.	3,053	Ps.	93,081

Net income		—		—	5,393		—		—		—		—		5,393		252		5,645
Other comprehensive income, net of tax		—		—	—		1		(135)		(978)		(8)		(1,120)		(318)		(1,438)

Total comprehensive income		—		—	5,393		1		(135)		(978)		(8)		4,273		(66)		4,207
Dividends declared (Note 10)		—		—	(5,500)		—		—		—		—		(5,500)		(84)		(5,584)
Acquisition of Non-controlling interest		—		—	—		—		—		—		—		—		(108)		(108)
Acquisition of Grupo Fomento Queretano (Note 4)		20		6,258	—		—		—		—		—		6,278		—		6,278

Balances at June 30, 2012		2,029		33,488	56,685		5		(91)		3,095		(132)		95,079		2,795		97,874

Balances at January 1, 2013	Ps.	2,029	Ps.	33,488	Ps. 64,501	Ps.	2	Ps.	(135)	Ps.	2,019	Ps.	(255)	Ps.	101,649	Ps.	3,179	Ps.	104,828

Net income		—		—	5,280		—		—		—		—		5,280		118		5,398
Other comprehensive income, net of tax		—		—	—		(2)		(76)		(3,704)		(25)		(3,807)		(186)		(3,993)

Total comprehensive income		—		—	5,280		(2)		(76)		(3,704)		(25)		1,473		(68)		1,405
Dividends declared (Note 10)		—		—	(5,889)		—		—		—		—		(5,889)		(53)		(5,942)
Acquisition of Grupo Yoli (Note 4)		19		8,002	—		—		—		—		—		8,021		—		8,021

Balances at June 30, 2013	Ps.	2,048	Ps.	41,490	Ps. 63,892	Ps.	—	Ps.	(211)	Ps.	(1,685)	Ps.	(280)	Ps.	105,254	Ps.	3,058	Ps.	108,312

The accompanying notes are an integral part of these unaudited condensed consolidated statements of changes in equity.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-months periods ended June 30, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	2013 (*)	2013		2012
Cash flows from operating activities:
Income before income taxes	$603	Ps.	7,836	Ps.	7,977
Adjustments to reconcile income before taxes to net cash flows:
Share of the profit of associates and joint ventures accounted for using the equity method	(16)		(212)		(20)
Non-cash operating expenses	5		66		139
Depreciation	227		2,948		2,444
Amortization	22		288		338
(Gain) loss on disposal of long-lived assets	(1)		(13)		(29)
Write-off of long-lived assets	—		6		2
Interest income	(17)		(217)		(202)
Interest expense	84		1,085		842
Foreign exchange loss (gain), net	12		157		(75)
Non-cash movements in post-employment and other non-current employee benefits obligations	8		107		72
Loss (gain) on monetary position, net	16		202		(15)
Market value loss on financial instruments	20		260		47
(Increase) decrease:
Accounts receivable	147		1,906		1,675
Other current financial assets and other assets	(123)		(1,600)		(1,290)
Inventories	(15)		(192)		(289)
Increase (decrease):
Suppliers and other accounts payable	59		766		1,329
Other liabilities	(41)		(535)		(534)
Employee benefits paid	(8)		(107)		(22)
Income taxes paid	(271)		(3,518)		(2,679)

Net cash flows from operating activities	711		9,233		9,710

Investing activities:
Investment in shares of Philippines (Note 6)	(689)		(8,951)		—
Investment in shares	(13)		(171)		—
Acquisition of Grupo Fomento Queretano	—		—		(1,114)
Acquisition of Grupo Yoli	(81)		(1,068)		—
Disposal of marketable securities	1		12		—
Interest received	17		217		202
Acquisitions of long-lived assets	(283)		(3,677)		(3,109)
Proceeds from the sale of long-lived assets	4		46		130
Acquisition of intangible assets	(54)		(699)		(235)
Other non-current assets	(49)		(615)		(119)

Net cash flows used in investing activities	(1,147)		(14,906)		(4,245)

Financing activities:
Proceeds from borrowings	666		8,649		3,582
Repayment of borrowings	(49)		(634)		(4,952)
Interest paid	(75)		(971)		(834)
Dividends paid	(231)		(2,997)		(5,584)
Other financing activities	(2)		(31)		(203)

Net cash flows from / (used in) financing activities	309		4,016		(7,991)

Net increase (decrease) in cash and cash equivalents	(127)		(1,657)		(2,526)
Initial balance of cash and cash equivalents	1,787		23,222		12,173
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies	(126)		(1,636)		(455)

Ending balance of cash and cash equivalents	$1,534	Ps.	19,929	Ps.	9,192

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these unaudited condensed consolidated statements of cash flow.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

As of June 30, 2013 and as of December 31, 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.9% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 28.2% of its capital stock and 37% of its voting shares. The remaining 24.0% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF). The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa Delegacion Cuajimalpa de Morelos, Mexico D.F. 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina. During January 2013, the Company also obtained a 51% economic interest in the operations of the Coca-Cola bottler in the Philippines (see note 6) that it is being accounted for under the equity method.

As of June 30, 2013 and December 31, 2012, the most significant subsidiaries over which the Company exercises control are:

Company	Activity	Country	Ownership percentage June 30, 2013	Ownership percentage December 31, 2012
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	98.25%	98.25%
Coca-Cola Femsa de Venezuela, S.A.	Manufacturing and distribution	Venezuela	100.00%	100.00%
Servicios Refresqueros del Golfo y Bajío, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%

note 2. Basis of Preparation

2.1 Statement of compliance

The interim condensed consolidated financial statements for the six months ended June 30, 2013 and 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting as, issued by the International Accounting Standards Board (“IASB”). The accompanying unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies applied in preparing the annual financial statements.

The Company’s unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2012 included in the Company’s Form 6-K filed with the United States Securities and Exchange Commission on November 8, 2013.

The Company’s unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Chief Executive Officer Carlos Salazar Lomelín and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on November 8, 2013.

2.2 Basis of measurement and presentation

The unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Available-for-sale investments

•	Derivative financial instruments

•	Trust assets of post-employment and other non-current employee benefit plans

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company classifies its costs and expenses by function in the unaudited condensed consolidated income statement, in order to conform to the industry practices where the Company operates.

2.2.2 Presentation of consolidated statements of cash flows.

The Company´s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($).

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated balance sheet as of June 30, 2013, the consolidated statements of income, the consolidated statement of comprehensive income and consolidated statement of cash flows for the six-months period ended June 30, 2013 were converted into U.S. dollars at the exchange rate of 12.9925 pesos per U.S. dollar as established by the Federal Reserve Bank of New York as of that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be translated into U.S. dollars at that or any other exchange rate.

2.3 Critical accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

As of June 30, 2013, the accounting judgments and estimates applied in the preparation of the unaudited interim condensed consolidated financial statements are consistent with the estimates and assumptions included in the annual consolidated financial statements as of and for the year ended December 31, 2012. Please refer to the Company’s audited annual consolidated financial statements as of December 31, 2012 for a complete list of the Company’s accounting policies and disclosures.

2.4 New standards, interpretations and amendments thereof

The accounting policies followed in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company´s annual financial statements as of and for the year ended December 31, 2012, except for the adoption of certain new IFRS as of January 1, 2013. Those new IFRS are discussed below.

•	IAS 1 “Presentation of Items of Other Comprehensive Income Amendments to IAS 1” The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (exchange differences on translation of foreign operations, valuation of the effective portion of derivative financial instruments and unrealized loss on available-for-sale securities) now have to be presented separately from items that will never be reclassified (re-measurements of the net defined benefit liability). The amendment affected presentation only and had no impact on the Company’s unaudited condensed consolidated financial position or results of operations. Refer to the unaudited condensed consolidated statement of other comprehensive income (loss) for a quantification of this new segregation for both interim periods presented herein.

•	IAS 28, Investments in Associated Companies and Joint Ventures (referred as IAS 28 2011), prescribes the accounting for Investments in associated companies and establishes the requirements to apply the equity method for those investments and investments in joint ventures. The standard is applicable to all the entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in associated companies. The effective date of IAS 28 (2011) is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IFRS 10, IFRS 11 and IFRS 12. The adoption of this standard did not have an impact in the Company´s unaudited interim condensed consolidated financial statements.

•	IFRS 10, Consolidated Financial Statements, establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements; modifies the definition about the principle of control and establishes such definition as the basis for consolidation; establishes how to apply the principle of control to identify if an investment is subject to be consolidated. The standard replaces IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities. The effective date of IFRS 10 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 11 and IFRS 12. The adoption of this standard did not have an impact in the Company´s unaudited interim condensed consolidated financial statements.

•	IFRS 11, Joint Arrangements, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The determination of whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement, with the existence of a separate legal vehicle no longer being the key factor. The effective date of IFRS 11 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 10 and IFRS 12. The adoption of this standard did not have an impact in the Company´s unaudited interim condensed consolidated financial statements.

•	IFRS 13, Fair Value Measurement, establishes a single framework for measuring fair value where that is required by other standards. The standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. The adoption of this standard did not have an impact in the Company´s unaudited interim condensed consolidated financial statements and the Company has provided the applicable disclosures in Note 9.

The following new IFRS have yet to be adopted:

•	IFRS 9, Financial Instruments issued in November 2009 and amended in October 2010 introduces new requirements for the classification and measurement of financial assets and financial liabilities and for de-recognition. The effective date of IFRS 9 is January 1, 2015.

The standard requires all recognized financial assets that are within the scope of IAS 39 to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at Fair Value Through Profit or Loss “FVTPL”) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at FVTPL was recognized in profit or loss.

This standard has not been early adopted by the Company.

•	IFRS 12, Disclosure of Interests in Other Entities, has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. The effective date of IFRS 12 is for annual periods beginning January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 10 and IFRS 11. The adoption of this standard will have an impact in the Company´s annual disclosures in its consolidated financial statements as of December 31, 2013, however, none of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures.

note 3. Significant Accounting Policies

For a complete description of significant accounting policies, refer to the Company´s consolidated financial statements for the year ended December 31, 2012. The following significant accounting policies are further emphasized herein:

3.1 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of Coca-Cola FEMSA and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Total consolidated net income and comprehensive income of subsidiaries is attributed to the controlling interest and to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intercompany transactions, balances, income and expenses have been eliminated in the unaudited interim condensed consolidated financial statements.

Note 1 to the unaudited interim condensed consolidated financial statements lists significant subsidiaries that are controlled by the Company as of June 30, 2013 and December 31, 2012.

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

The Company measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously- held equity interest in the acquiree and the recognized amount of any non-controlling interests in the acquiree (if any), less the net recognized amount of the identifiable assets acquired and liabilities assumed. If after reassessment, the excess is negative, a bargain purchase gain is recognized in consolidated net income at the time of the acquisition.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, if after reassessment subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted during the measurement period (not greater than 12 months), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

3.3 Foreign currencies and consolidation of foreign subsidiaries, investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary, investment in associates and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not remeasured.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in equity as part of the cumulative translation adjustment within the cumulative other comprehensive income.

•	Intercompany financing balances with foreign subsidiaries that are considered as non-current investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the cumulative translation adjustment, which is recorded in equity as part of the cumulative translation adjustment within the cumulative other comprehensive income.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For incorporation into the Company’s unaudited interim condensed consolidated financial statements, each foreign subsidiary, associates or joint venture’s individual financial statements are translated into Mexican pesos, as described as follows:

•	For hyperinflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•	For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos
		Average Exchange Rate for the six months period ended June 30,				June 30,		Exchange Rate as of December 31,
Country or Zone	Functional / Currency	2013		2012		2013		2012
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.61		1.70		1.66		1.65
Costa Rica	Colon		0.02		0.03		0.03		0.03
Panama	U.S. dollar		12.56		13.26		13.02		13.01
Colombia	Colombian peso		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.51		0.57		0.53		0.54
Argentina	Argentine peso		2.45		3.02		2.42		2.65
Venezuela	Bolivar		2.20		3.08		2.07		3.03
Brazil	Reais		6.18		7.13		5.88		6.37
Philippines	Philippines pesos		0.30		0.31		0.30		0.32

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency.

The translation of the financial statements of the Company´s Venezuelan subsidiary as of December 31, 2012, was performed using the exchange rate of 4.30 Bolivars per U.S. dollar.

In February 2013, the Venezuelan government announced a devaluation of its official exchange rates from 4.30 to 6.30 bolivars per U.S. dollar. The exchange rate used to translate the Company’s financial statements to its reporting currency beginning February 2013 pursuant to the applicable accounting rules was 6.30 bolivars per U.S. dollar. As a result of this devaluation, the statement of financial position of the Company’s Venezuelan subsidiary reflected a reduction in equity of approximately Ps. 3,700 which was accounted for at the time of the devaluation in February 2013 as a charge to other comprehensive income.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences arising are recognized in equity as part of the cumulative translation adjustment.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its Venezuelan subsidiary that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching or exceeds 100% or more in addition to other qualitative factors), which consists of:

•	Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, intangible assets, including related costs and expenses when such assets are consumed or depreciated.

•	Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the corresponding hyperinflationary country on the dates such capital was contributed or income was generated up to the date of these unaudited interim condensed consolidated financial statements are presented; and

•	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of its subsidiaries that operate in hyperinflationary economic environments using the consumer price index of each country.

As of June 30, 2013 and December 31, 2012, the operations of the Company are classified as follows:

Country	Cumulative Inflation June 2011- 2013	Type of Economy	Cumulative Inflation December 2010- 2012	Type of Economy
Mexico	12.2%	Non-hyperinflationary	12.3%	Non-hyperinflationary
Guatemala	15.4%	Non-hyperinflationary	15.8%	Non-hyperinflationary
Costa Rica	15.7%	Non-hyperinflationary	15.9%	Non-hyperinflationary
Panama	17.3%	Non-hyperinflationary	16.7%	Non-hyperinflationary
Colombia	8.8%	Non-hyperinflationary	9.6%	Non-hyperinflationary
Nicaragua	25.7%	Non-hyperinflationary	25.7%	Non-hyperinflationary
Argentina	33.1%	Non-hyperinflationary	34.6%	Non-hyperinflationary
Venezuela	109.3%	Hyperinflationary	94.8%	Hyperinflationary
Brazil	19.5%	Non-hyperinflationary	19.4%	Non-hyperinflationary
Philippines (equity method investment)	11.2%	Non-hyperinflationary	11.9%	Non-hyperinflationary

While the Venezuelan economy’s cumulative inflation rate for the period 2010-2012 was less than 100%, it was approaching 100%, and qualitative factors support its continued classification as a hyper-inflationary economy.

3.5 Cash and cash equivalents

Cash is measured at nominal value and consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed rate investments, both with maturities of three months or less at the acquisition date and are recorded at acquisition cost plus interest income not yet received, which is similar to market prices.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations. Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets.

Financial assets are classified into the following specified categories: “fair value through profit or loss (FVTPL)”, “held-to-maturity investments”, “available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company’s financial assets include cash and cash equivalents, marketable securities, loans and receivables, derivative financial instruments and other financial assets.

3.6.1 Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of loans and receivables and other financial assets (designated as held to maturity) and of allocating interest income/expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.6.2 Marketable securities

Marketable securities consist of debt securities and bank deposits with maturities of more than three months at the acquisition date. Management determines the appropriate classification of investments at the time of purchase and assesses such designation as of each reporting date.

3.6.2.1 Available-for-sale marketable securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in interest income. The fair values of the investments are readily available based on quoted market prices. The exchange effects of securities available for sale are recognized in the consolidated income statement in the period in which they arise.

3.6.2.2 Held-to maturity marketable securities are those that the Company has the positive intent and ability to hold to maturity, and are carried at acquisition cost which includes any cost of purchase and premium or discount related to the investment which is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income. As of June 30, 2013 and December 31, 2012, there were no investments classified as held to maturity.

3.7 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third party credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

3.7.1 Hedge accounting

The Company designates certain hedging instruments, which include derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

3.7.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income, and is included in the market value (gain) loss on financial instruments line item within the consolidated income statements.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated net income, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in cumulative other comprehensive income in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in consolidated net income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in consolidated net income.

3.8 Inventories and cost of goods sold

Inventories are measured at the lower of cost and net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are based on the weighted average cost formula.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance, inspection and plant transfer costs.

3.9 Investments in associates and joint ventures

Investments in associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control, over the financial and operating policies.

Investment in associate is accounted for using the equity method and initial recognition comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it.

The unaudited interim condensed consolidated financial statements include the Company’s share of the consolidated net income and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

When the Company’s share of losses exceeds the carrying amount of the associate, including any non-current investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate.

Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in associate is accounted for in accordance with the Company’s accounting policy for goodwill arising in a business combination.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. For investments in shares, the Company determines at each reporting date whether there is any objective evidence that the investment in shares is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated income statements.

3.9.1 Interest in joint ventures

The Company has interests in joint ventures whose are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The arrangement requires unanimous agreement for financial and operating decisions among the venturers.

The Company recognizes its interest in the joint ventures using the equity method.

The financial statements of the joint ventures are prepared for the same reporting period as the Company. Adjustments are made where necessary to bring the accounting policies in line with those of the Company.

3.10 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and/or accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet used for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over acquisition cost. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted and depreciated for as separate items (major components) of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40 – 50
Machinery and equipment	10 – 20
Distribution equipment	7 – 15
Refrigeration equipment	5 – 7
Returnable bottles	1.5 – 4
Other equipment	3 – 10

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in consolidated net income.

Returnable and non-returnable bottles:

The Company has two types of bottles: returnable and non-returnable.

•	Non returnable: Are recorded in consolidated net income at the time of product sale.

•	Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost; for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

There are two types of returnable bottles:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, but still belong to the Company.

Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company’s returnable bottles in the market and for which a deposit from customers has been received are depreciated according to their estimated useful lives.

For the six-month periods ended June 30, 2013 and 2012, no impairment losses were recognized on property, plant and equipment.

3.11 Intangible assets

Intangible assets are identifiable non- monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Amortized intangible assets, such as finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

Intangible assets with an indefinite life are not amortized and are subject to impairment tests on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds their recoverable value.

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers.

In Mexico, the Company has nine bottler agreements for Coca-Cola FEMSA’s territories in Mexico; two expire in June 2013, two expire in May 2015 and additionally five contracts that arose from the merger with Grupo Tampico, CIMSA, Grupo Fomento Queretano and Grupo Yoli, expire in September 2014, April and July 2016, August 2013 and November 2013, respectively. The bottler agreement for Argentina expires in September 2014, for Brazil expires in April 2014, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014. All of the Company’s bottler agreements are renewable for ten-year terms. These bottler agreements are automatically renewable for ten-year term, subject to the right of either party to give prior notice that it does not wish to renew the agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions, results from operations and prospects.

For the expired agreements and the agreements expiring this year, the Company is currently in the process of negotiating renewals of our agreements on similar terms and conditions as the rest of the countries, and the Company and The Coca-Cola Company will continue operating under the terms of the existing agreements.

3.12 Impairment of non financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the cash generating unit might exceed its implied fair value.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible.

As of June 30, 2013 and December 31, 2012, there was no impairment recognized in non financial assets.

3.13 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Company recognizes a provision for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the unaudited interim condensed consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized.

Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plans main features.

3.14 Revenue recognition

Sales of products are recognized as revenue upon delivery to the customer, and once all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company’s products.

Rendering of services and other

Revenue arising from services of sales of waste material and packing of raw materials are recognized in the other operating income caption in the consolidated income statement.

The Company recognized these transactions as revenues in accordance with the requirements established in the IAS 18, delivery of goods and rendering of services, which are:

a)	The amount of revenue can be measured reliably;

b)	It is probable that the economic benefits associated with the transaction will flow to the entity;

c)	The stage of completion of the transaction at the end of the reporting period can be measured reliably; and

d)	The costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Revenue arising from the use by others of entity assets yielding interest is recognized once all the following conditions are satisfied:

•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The amount of the revenue can be measured reliably.

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for- sale, interest income or expense is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. The related Interest income is included in the consolidated income statements.

3.15 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated net income as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.15.1 Current income taxes

Income taxes are recorded in the results of the period they are incurred.

3.15.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the unaudited interim condensed consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized and if any, future benefits from tax loss carry forwards and certain tax credits. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.16 Earnings per share

The Company presents basic earnings per share (EPS) data for its shares. The Company does not have potentially dilutive shares and therefore its basic earnings per share is equivalent to its diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year.

note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and Acquisitions

The Company made certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the unaudited interim condensed consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the six-months period ended June 30, 2013 and 2012, show the merged and acquired operations net of the cash related to those mergers and acquisitions, as well as the cash flows as of December 31, 2012 and 2011 included in the 2012 audited consolidated financial statements.

4.1.1 Merger with Grupo Yoli

On May 24, 2013, Coca-Cola FEMSA completed the merger of 100% of Grupo Yoli, S.A. de C.V. (“Grupo Yoli”), a bottler of Coca-Cola trademark products that operates mainly in the state of Guerrero, as well as in part of the state of Oaxaca, Mexico. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 42,377,925 shares of previously unissued Coca-Cola FEMSA L shares, along with the cash payment prior to closing of Ps. 1,131, in exchange for 100% share ownership of Grupo Yoli, which was accomplished through a merger. The total purchase price was Ps. 9,130 (excluding a contingent consideration of Ps. 337) based on a share price of Ps. 189.27 per share on May 24, 2013. Grupo Yoli was included in operating results from June 1, 2013.

As of June 30, 2013 the Company is still in the process of completing its purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the net assets acquired. The Company ultimately anticipates allocating a large component of this purchase price to the value of the distribution agreement with the Coca-Cola Company, which will be an indefinite lived intangible asset. However, pending completion of a fair value estimate for that separate intangible asset, all residual intangible amounts have been allocated to goodwill in the table below.

The Company preliminary estimate of fair value of the Grupo Yoli’s net assets acquired is as follows:

2013
Total current assets, including cash acquired of Ps. 63	Ps. 1,144
Total non-current assets	1,507

Total assets	2,651
Total liabilities	(1,159)

Net assets acquired	1,492
Goodwill	7,638

Total consideration transferred	Ps. 9,130

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected income statement information of Grupo Yoli for the period of one month (June 2013) is as follows:

Statement of income	2013
Total revenues	Ps.	346
Income before taxes		50
Net income		35

Accordingly, it should be noted that Grupo Yoli is included in the Company’s operations for one month as of June 30, 2013.

4.1.2 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano, S.A.P.I. (“Grupo Fomento Queretano”) a bottler of Coca-Cola trademark products in the state of Queretaro, Mexico. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 45,090,375 shares of previously unissued Coca-Cola FEMSA L shares, along with the cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Fomento Queretano was included in operating results from May 2012.

The fair value of the Grupo Fomento Queretano’s net assets acquired is as follows:

	2012
Total current assets, including cash acquired of Ps. 107	Ps.	445
Total non-current assets		2,123
Distribution rights		2,921

Total assets		5,489
Total liabilities		(598)

Net assets acquired		4,891
Goodwill		2,605

Total consideration transferred	Ps.	7,496

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected income statement information of Grupo Fomento Queretano for the period from May to June 30, 2012 is as follows:

Statement of income	2012
Total revenues	Ps.	614
Income before taxes		9
Net income		3

Accordingly, it should be noted that Grupo Fomento Queretano is included in the Company’s operations for the six months ended June 30, 2013.

Unaudited Pro Forma Financial Information

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to the acquisition of Grupo Fomento Queretano and Grupo Yoli, mentioned in the preceding paragraphs.

Below are pro-forma 2013 results as if Grupo Yoli was acquired January 1, 2013:

	Grupo Yoli Unaudited Pro Forma Financial Information for the period January 1- June 30, 2013
Total revenues	Ps-	72,600
Income before taxes		8,014
Net income		5,675
Earnings per share		2.68

Below are pro-forma 2012 results as if Grupo Fomento Queretano was acquired on January 1, 2012:

	Grupo FOQUE Unaudited Pro Forma Financial Information for the period January 1- June 30, 2012
Total revenues	Ps-	71,343
Income before taxes		8,045
Net income		5,697
Earnings per share		2.68

note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of less than three months at their acquisition date. Cash at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	June 30, 2013		December 31, 2012
Cash and bank balances	Ps.	5,647	Ps.	5,520
Cash equivalents		14,282		17,702

	Ps.	19,929	Ps.	23,222

note 6. Investments in Associates and Joint Ventures

Details of the investments accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
	Principal	Place of	June 30	December 31	June 30		December 31
Investee	Activity	Incorporation	2013	2012	2013		2012
Compañía Panameña de Bebidas S.A.P.I. S.A. de C.V. (1) (3)	Holding	Panama	50.0%	50.0%	Ps	831	Ps.	756
Dispensadoras de Café, S.A.P.I. de C.V. (1) (3)	Services	Mexico	50.0%	50.0%		185		167
Estancia Hidromineral Itabirito, LTDA (1)(3)	Bottling and distribution	Brazil	50.0%	50.0%		129		147
Jugos del Valle S.A.P.I de C.V. (1) (2)	Beverages	Mexico	26.2%	25.1%		1,454		1,351
Holdfab2 Partiçipações Societárias, LTDA (“Holdfab2”) (1) (2)	Beverages	Brazil	—	27.7%		—		205

Leao Alimentos e Bebidas, Ltda. (1) (2) (4)	Beverages	Brazil	19.0%	—		1,156		—
SABB – Sistema de Alimentos e Bebidas Do Brasil LTDA (formerly Sucos del Valle do Brasil LTDA) (1) (2) (4)	Beverages	Brazil	—	19.7%		—		902

Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1) (2)	Canned	Mexico	32.8%	27.9%		163		141
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1) (2)	Recycling	Mexico	35.0%	35.0%		74		74
Promotora Industrial Azucarera, S.A. de C.V. (1) (2)	Sugar production	Mexico	36.3%	26.1%		1,723		1,447
Coca-Cola Bottlers Philippines, Inc. (1)(3)	Beverages	Philippines	51.0%	—		9,052		—
KSP Participacoes LTDA (1)(2)	Beverages	Brazil	38.7%	38.7%		86		93
Other Coca-Cola FEMSA	Various	Various	Various	Various		137		69

					Ps.	14,990	Ps.	5,352

Accounting method:

(1)	Equity method.
(2)	The Company has significant influence due to the fact that it has representation on the board of directors and participates in the operating and financial decisions of the investee.
(3)	The Company has joint control over this entity’s operating and financial policies.
(4)	During March 2013, Holdfab2 Partiçipações Societárias, LTDA and SABB- Sistema de Alimentos e Bebidas Do Brasil, LTDA. were merged into Leao Alimentos e Bebidas, Ltda.

As part of the acquisition of Grupo Yoli in 2013, the Company also acquired an additional equity interest in Promotora Industrial Azucarera, S.A de C.V., bringing its ownership interest to 36.3% as of June 30, 2013 as compared to 26.1% as of June 30, 2012.

Investment in Coca-Cola Bottlers Philippines, Inc. (CCBPI)

On January 25, 2013, the Company finalized the acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) for an amount of $688.5 U.S. dollars in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA has an option to acquire the remaining 49% of CCBPI at any time during the seven years following the closing and has a put option to sell its ownership to The Coca-Cola Company any time during year six. From the date of the investment acquisition through June 30, 2013, the results of CCBPI have been recognized by the Company using the equity method, given certain substantive participating rights of the Coca-Cola Company in the operations of the bottler. As of June 30, 2013 the Company is still in the process of completing its equity method investment purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the non-monetary assets at the investee level.

note 7. Transactions with Related Parties and Affiliated Companies

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

Details of transactions between the Company and other related parties for six-months period ended June 30, 2013 and 2012 are disclosed as follows:

Transactions	2013		2012
Income:
Sales to affiliated parties	Ps.	1,687	Ps.	1,342
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V.		29		29
Expenses:
Purchases and other revenue of FEMSA		2,832		1,931
Purchases of concentrate from The Coca-Cola Company		10,977		11,073
Purchases of raw material, beer and operating expenses from Heineken		1,436		1,911
Advertisement expense paid to The Coca-Cola Company		388		411
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (1)		40		28
Purchases from Jugos del Valle		933		775
Purchase of sugar from Beta San Miguel		757		713
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		315		357
Purchase of canned products from IEQSA		295		245
Purchase of plastic bottles from Embotelladora del Atlantico, S.A. (formerly Complejo Industrial Pet, S.A.)		53		35
Interest expense paid to The Coca-Cola Company		85		5
Other expenses with related parties		6		28

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

note 8. Bank Loans and Notes Payables

Coca-Cola FEMSA has the following domestic senior notes: a) issued in the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate, ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3%; and iii) Ps. 7,500 (nominal amount) with maturity date in 2023 and fixed interest rate of 5.46%; b) issued in the NYSE a Yankee Bond of $500 with interest at a fixed rate of 4.6% and maturity date on February 15, 2020. Propimex, S. de R.L. de C.V. (subsidiary) guaranteed these notes.

An analysis of the Company´s bank loans and notes payables as of June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013		December 31, 2012
Bank loans	Ps.	18,741		18,254
Domestic senior notes		12,504		5,006
Obligation under finance lease		77		196
Yankee Bond		6,458		6,458

Total	Ps.	37,780	Ps.	29,914

An analysis of maturities of the Company´s long-term debt as of June 30, 2013 is as follows:

Year	Amount
Short-term Bank loans and notes payable	Ps.	4,339

Current portion of non-current debt		3,655

Total short – term and current portion of long term		7,994

2014		2,142
2015		8,596
2016		2,548
2017		13
2018		13
2019 and thereafter		16,474

Total long-term bank loans and notes payable		29,786

Total	Ps.	37,780

The Company has financing from different institutions under agreements that stipulate diverse restrictions and covenants. The only financial covenant consists of a maximum levels of leverage. As of the date of these unaudited interim condensed consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

note 9. Financial Instruments

Fair Value of Financial Instruments

The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of June 30, 2013 and as of December 31, 2012:

	June 30, 2013				December 31, 2012
Financial assets measured at fair value	Level 1		Level 2		Level 1		Level 2
Derivative financial instrument	Ps.	—	Ps.	187	Ps.	—	Ps.	123

Trust assets of labor obligations	Ps.	1,162	Ps	—	Ps.	1,131	Ps.	—

Marketable securities	Ps	—	Ps.	—	Ps.	12	Ps.	—

	June 30, 2013				December 31, 2012
Financial liabilities measured at fair value	Level 1		Level 2		Level 1		Level 2
Derivative financial instrument	Ps.	336	Ps.	164	Ps.	200	Ps.	208

During the six-month period ended June 30, 2013 and 2012, there were no transfers between Level 1 and Level 2 fair value measurements. The Company has no assets or liabilities classified as level 3 for fair value measurement. There were also no changes in the purpose of any financial asset that subsequently resulted in different classification of that asset.

9.1 Financial derivative instruments

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Also the Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies and into a collar strategy to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

Additionally, the Company has contracted for a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies and has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

9.2 Restricted cash

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of June 30, 2013 and as of December 31, 2012, the fair value of the short-term deposit pledged were:

	June 30, 2013		December 31, 2012
Venezuelan bolivars	Ps.	1,305	Ps.	1,141
Brazilian reais		349		183
Colombian pesos		118		141

	Ps.	1,772	Ps.	1,465

9.3 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company´s publicly traded debt is based on quoted market prices, which is considered to be level 1 in the fair value hierarchy. As of June 30, 2013 and as of December 31, 2012 the fair value of total debt is Ps. 38,022 and Ps. 31,168, respectively.

9.4 Other financial assets and liabilities

As of June 30, 2013 and December 31, 2012, the other financial assets and liabilities, are as follows:

9.4.1 Other current financial assets

	June 30, 2013		December 31, 2012
Restricted cash	Ps.	1,772	Ps.	1,465
Current derivative financial instruments assets		82		58

	Ps.	1,854	Ps.	1,523

9.4.2 Other non-current financial assets

	June 30, 2013		December 31, 2012
Other non-current account receivables	Ps.	888	Ps.	860
Non-current derivative financial instruments assets		105		65

	Ps.	993	Ps.	925

9.4.3 Other current financial liabilities

	June 30, 2013		December 31, 2012
Sundry creditors	Ps.	3,964	Ps.	1,071
Current derivative financial instruments liabilities		336		200

	Ps.	4,300	Ps.	1,271

9.4.4 Other non-current financial liabilities

	June 30, 2013		December 31, 2012
Security deposits	Ps.	249	Ps.	268
Non-current derivative financial instruments liabilities		164		208

	Ps.	413	Ps.	476

note 10. Dividends

On February 26, 2013, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps.2.90 per share that was paid as of May 2, 2013 and November 5, 2013, Ps. 1.45 per share, respectively. This dividend was approved at the Annual Shareholders meeting on March 5, 2013.

On February 24, 2012, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps. 2.77 per share that was paid on May 30, 2012. This dividend was approved at the Annual Shareholders meeting on March 20, 2012.

note 11. Income Taxes

The major components of income tax expense for the periods ended June 30, 2013 and 2012 are:

	2013		2012
Current tax expense:
Current year	Ps.	2,330	Ps.	1,957
Deferred tax expense:
Origination and reversal of temporary differences		164		458
(Benefit) Utilization of tax losses recognized		(56)		(83)

Total deferred tax expense		108		375

Total income tax expense in consolidated net income	Ps.	2,438	Ps.	2,332

The Company’s effective income tax rate was 31.98% and 29.31% for the six month periods ended June 30, 2013 and 2012. The lower effective tax rate registered during the first half of 2012 resulted from a tax shield related to interest on capital, included in a dividend declared by our Brazilian subsidiary. In Brazil, interest on capital is deductible for tax purposes and as such, results in a reduction of the taxable base. The principle differences between the effective tax rate for 2013 in comparison to the statutory tax rate are: i) effect on monetary position for subsidiaries in hyperinflationary economies, ii) annual inflation tax adjustment, iii) effect of restatement of tax values, among others.

note 12. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the year.

Basic earnings per share amounts are as follows:

	For the six-month periods ended June 30, 2013
	Per Series		Per Series		Per Series
	“A” Shares		“D” Shares		“L” Shares		Total
Consolidated net income	Ps.	2,569	Ps.	1,511	Ps.	1,200	Ps.	5,280
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		464		2,040

	For the six-month periods ended June 30, 2012
	Per Series		Per Series		Per Series
	“A” Shares		“D” Shares		“L” Shares		Total
Consolidated net income	Ps.	2,676	Ps.	1,574	Ps.	1,143	Ps.	5,393
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		424		2,000

note 13. Provisions and Other Non-Current Liabilities

	June 30,		December 31,
	2013		2012
Provisions	Ps.	2,015	Ps.	2,134
Taxes payable		248		244
Others		745		929

Total	Ps.	3,008	Ps.	3,307

13.1 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of June 30, 2013 and December 31, 2012:

	June 30, 2013		December 31, 2012
Indirect taxes	Ps.	854	Ps.	921
Labor		898		934
Legal		263		279

	Ps.	2,015	Ps.	2,134

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position.

note 14. Information by Segment

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The Company aggregated operating segments into the following reporting segments for the purposes of its unaudited interim condensed consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, IAS 29, “Financial Reporting in Hyperinflationary Economies” does not allow its aggregation into the South America segment. The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented.

Segment disclosure for the Company is as follows:

2013	Mexico and Central America (1)		South America (2)		Venezuela		Consolidated
Total revenues	Ps.	34,415	Ps.	24,543	Ps.	11,894	Ps.	70,852
Intercompany revenue		1,595		1,689		—		3,284
Gross profit		16,962		10,422		5,866		33,250
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		4,785		1,984		855		7,624
Depreciation and amortization		1,776		1,081		379		3,236
Non cash items other than depreciation and amortization (3)		(135)		23		143		31
Equity in earnings of associated companies and joint ventures		198		14		—		212
Total assets		121,153		41,544		15,960		178,657
Investments in associate companies and joint ventures		13,616		1,373		1		14,990
Total liabilities		52,675		11,802		5,868		70,345
Capital expenditures, net (4)		2,650		1,596		345		4,591

2012	Mexico and Central America (1)		South America (2)		Venezuela		Consolidated
Total revenues	Ps.	32,086	Ps.	26,646	Ps.	11,624	Ps.	70,356
Intercompany revenue		1,302		1,954		—		3,256
Gross profit		15,152		11,394		5,619		32,165
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		4,039		3,174		744		7,957
Depreciation and amortization		1,469		1,000		313		2,782
Non cash items other than depreciation and amortization (3)		17		158		19		194
Equity in earnings of associated companies and joint ventures		(7)		27		—		20
Total assets		108,768		40,046		17,289		166,103
Investments in associate companies and joint ventures		4,002		1,349		1		5,352
Total liabilities		42,387		13,161		5,727		61,275
Capital expenditures, net (4)		1,626		1,026		591		3,243

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 30,344 and Ps. 28,019 during the six-month period ended June 30, 2013 and 2012, respectively. Domestic (Mexico only) total assets were Ps. 114,030 and Ps. 101,635 as of June 30, 2013 and December 31, 2012, respectively. Domestic (Mexico only) total liabilities were Ps. 51,171 and Ps. 40,661 as of June 30, 2013 and December 31, 2012, respectively.

(2)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 13,248 and Ps. 14,918 during the six-month periods ended June 30, 2013 and 2012, respectively. Brazilian total assets were Ps. 24,003 and Ps. 21,955 as of June 30, 2013 and December 31, 2012, respectively. Brazilian total liabilities were Ps. 5,282 and Ps. 6,544 as of June 30, 2013 and December 31, 2012, respectively. South America revenues also include Colombian revenues of Ps. 6,301 and Ps. 6,777 during the six-month period ended June 30, 2013 and 2012, respectively. Colombian total assets were Ps. 14,211 and Ps. 14,557 as of June 30, 2013 and December 31, 2012, respectively. Colombian total liabilities were Ps. 3,894 and Ps. 3,885 as of June 30, 2013 and December 31, 2012, respectively. South America revenues also include Argentine revenues of Ps. 4,994 and Ps. 4,951 during the six-month period ended June 30, 2013 and 2012, respectively. Argentine total assets were Ps. 3,330 and Ps. 3,534 as of June 30, 2013 and December 31, 2012, respectively. Argentine total liabilities were Ps. 2,626 and Ps. 2,732 as of June 30, 2013 and December 31, 2012, respectively
(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

note 15. Supplemental Guarantor Information

Consolidating Condensed Financial Information

The following consolidating information presents unaudited condensed consolidating statements of financial position as of June 30, 2013 and December 31, 2012 and unaudited condensed consolidating statements of income, other comprehensive income and cash flows for the six months periods ended June 30, 2013 and 2012 of the parent company Coca-Cola FEMSA, S.A.B. de C.V. (“the Company”) and the wholly 100% owned subsidiaries Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (the “Combined Guarantor Subsidiaries”) to comply with the disclosures required as a result of a SEC filing.

These consolidating disclosures are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated.

The Company’s consolidating condensed financial information for the (i) Company; (ii) combined contemplated guarantor subsidiaries (on standalone basis), which are a wholly and would be the unconditional guarantors under the contemplated debt; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements, are as follows:

Unaudited Condensed Consolidated Statement of Financial Position:

As of June 30, 2013

			Combined		Combined
			guarantor		non-guarantor				Consolidated
	Parent		Subsidiaries		Subsidiaries		Eliminations		Total
Assets:
Cash and cash equivalents	Ps.	6,807	Ps.	995	Ps.	12,127	Ps.	—	Ps.	19,929
Marketable securities		—		—
Accounts receivable, net		16,788		7,981		38,208		(56,364)		6,613
Inventories		—		3,754		4,132		—		7,886
Recoverable taxes		197		2,047		1,549		—		3,793
Other current assets and financial assets		37		416		2,890		—		3,343

Total current assets		23,829		15,193		58,906		(56,364)		41,564

Investments in associates and joint ventures		101,815		51,896		12,533		(151,254)		14,990
Property, plant and equipment, net		—		16,280		26,047		—		42,327
Intangible assets, net		29,501		37,156		7,052		—		73,709
Other non-current assets		965		1,496		3,841		(235)		6,067

Total non-current assets		132,281		106,828		49,473		(151,489)		137,093

Total assets	Ps.	156,110	Ps.	122,021	Ps.	108,379	Ps.	(207,853)	Ps.	178,657

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	7, 081	Ps.	—	Ps.	1,148	Ps.	—	Ps.	8,229
Suppliers		12		2,543		9,738		—		12,293
Other current liabilities		15,347		45,949		8,241		(56,364)		13,173

Total current liabilities		22,440		48,492		19,127		(56,364)		33,695

Bank loans and notes payable		28,173		—		1,613		—		29,786
Other non-current liabilities		243		843		6,013		(235)		6,864

Total non-current liabilities		28,416		843		7,626		(235)		36,650

Total liabilities		50,856		49,335		26,753		(56,599)		70,345

Equity:
Equity attributable to equity holders of the parent		105,254		72,686		78,568		(151,254)		105,254

Non-controlling interest in consolidated subsidiaries		—		—		3,058		—		3,058

Total equity		105,254		72,686		81,626		(151,254)		108,312

Total liabilities and equity	Ps.	156,110	Ps.	122,021	Ps.	108,379	Ps.	(207,853)	Ps.	178,657

Unaudited Condensed Statement of Financial Position:

As of June 30, 2012

			Combined		Combined
			guarantor		non-guarantor				Consolidated
	Parent		Subsidiaries		Subsidiaries		Eliminations		Total
Assets:
Cash and cash equivalents	Ps.	14,394	Ps.	981	Ps.	7,847	Ps.	—	Ps.	23,222
Marketable securities		—		—		12				12
Accounts receivable, net		17,306		22,335		43,436		(73,748)		9,329
Inventories		—		3,885		4,218		—		8,103
Recoverable taxes		1		1,671		1,001		—		2,673
Other current assets and financial assets		32		236		2,290		—		2,558

Total current assets		31,733		29,108		58,804		(73,748)		45,897

Investments in associates and joint ventures		105,837		41,152		3,446		(145,083)		5,352
Property, plant and equipment, net		—		15,239		27,278		—		42,517
Intangible assets, net		21,712		38,262		7,039		—		67,013
Other non-current assets		880		954		3,490		—		5,324

Total non-current assets		128,429		95,607		41,253		(145,083)		120,206

Total assets	Ps.	160,162	Ps.	124,715	Ps.	100,057	Ps.	(218,831)	Ps.	166,103

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	4,548	Ps.	—	Ps.	785	Ps.	—	Ps.	5,333
Suppliers		14		3,060		11,147		—		14,221
Other current liabilities		30,340		44,728		8,676		(73,748)		9,996

Total current liabilities		34,902		47,788		20,608		(73,748)		29,550

Bank loans and notes payable		23,372		—		1,403		—		24,775
Other non-current liabilities		239		945		5,766		—		6,950

Total non-current liabilities		23,611		945		7,169		—		31,725

Total liabilities		58,513		48,733		27,777		(73,748)		61,275

Equity:
Equity attributable to equity holders of the parent		101,649		75,982		69,101		(145,083)		101,649

Non-controlling interest in consolidated subsidiaries		—		—		3,179		—		3,179

Total equity		101,649		75,982		72,280		(145,083)		104,828

Total liabilities and equity	Ps.	160,162	Ps.	124,715	Ps.	100,057	Ps.	(218,831)	Ps.	166,103

Unaudited Condensed Consolidated Income Statements:

For the six-months period ended June 30, 2013

			Combined		Combined
			guarantor		non-guarantor				Consolidated
	Parent		Subsidiaries		Subsidiaries		Eliminations		Total
Total revenues	Ps.	—	Ps.	30,522	Ps.	47,884	Ps.	(7,554)	Ps.	70,852
Cost of goods sold		—		14,821		23,293		(512)		37,602

Gross profit		—		15,701		24,591		(7,042)		33,250
Administrative expenses		44		3,890		2,909		(3,824)		3,019
Selling expenses		—		8,080		15,989		(3,218)		20,851
Other expenses, net		—		75		333		—		408
Interest expenses (income)		130		1,335		(490)		—		975
Foreign exchange gain (loss), net		2		(40)		(119)		—		(157)
Other financing revenues (cost), net		8		(21)		(203)		—		(216)
Income taxes		35		924		1,479		—		2,438
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		5,479		2,302		167		(7,736)		212

Consolidated net income	Ps.	5,280	Ps.	3,638	Ps.	4,216	Ps.	(7,736)	Ps.	5,398

Attributable to:
Equity holders of the parent	Ps.	5,280	Ps.	3,638	Ps.	4,098	Ps.	(7,736)	Ps.	5,280
Non-controlling interest		—		—		118		—		118

Consolidated net income	Ps.	5,280	Ps.	3,638	Ps.	4,216	Ps.	(7,736)	Ps.	5,398

Unaudited Condensed Consolidated Income Statements:

For the six- months period ended June 30, 2012

			Combined		Combined
			guarantor		non-guarantor				Consolidated
	Parent		Subsidiaries		Subsidiaries		Eliminations		Total
Total revenues	Ps.	18	Ps.	28,038	Ps.	52,015	Ps.	(9,715)	Ps.	70,356
Cost of goods sold		—		14,286		26,659		(2,754)		38,191

Gross profit		18		13,752		25,356		(6,961)		32,165
Administrative expenses		71		3,551		3,198		(3,489)		3,331
Selling expenses		—		7,262		15,962		(3,472)		19,752
Other expenses, net		18		3		488		—		509
Interest expenses (income)		(127)		1,322		(477)		—		718
Foreign exchange gain (loss), net		80		(48)		43		—		75
Other financing revenues (cost), net		42		(30)		15		—		27
Income taxes		50		725		1,557		—		2,332
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		5,265		2,984		31		(8,260)		20

Consolidated net income	Ps.	5,393	Ps.	3,795	Ps.	4,717	Ps.	(8,260)	Ps.	5,645

Attributable to:
Equity holders of the parent	Ps.	5,393	Ps.	3,795	Ps.	4,465	Ps.	(8,260)	Ps.	5,393
Non-controlling interest		—		—		252		—		252

Consolidated net income	Ps.	5,393	Ps.	3,795	Ps.	4,717	Ps.	(8,260)	Ps.	5,645

Unaudited Condensed Consolidated Statements of Comprehensive Income:

For the six-months period ended June 30, 2013

	Parent		Combined guarantor Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
Consolidated net income	Ps.	5,280	Ps.	3,638	Ps.	4,216	Ps.	(7,736)	Ps.	5,398
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		(2)		—		(2)

Valuation of the effective portion of derivative financial instruments, net of taxes		(78)		(92)		(141)		215		(96)
Exchange differences on translation of foreign operations		(3,705)		(1,487)		(2,380)		3,705		(3,867)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(3,783)		(1,579)		(2,523)		3,920		(3,965)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(25)		(18)		(33)		48		(28)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods		(25)		(18)		(33)		48		(28)

Total comprehensive (loss) income, net of tax		(3,808)		(1,597)		(2,556)		3,968		(3,993)

Consolidated comprehensive income for the year, net of tax		1,472		2,041		1,660		(3,768)		1,405

Attributable to:
Equity holders of the parent		1,472		2,041		1,728		(3,768)		1,473
Non-controlling interest		—		—		(68)		—		(68)

Consolidated comprehensive income for the year, net of tax	Ps	1,472	Ps.	2,041	Ps.	1,660	Ps.	(3,768)	Ps.	1,405

Condensed Consolidated Statements of Comprehensive Income:

For the six-months period ended June 30, 2012

			Combined		Combined
			guarantor		non-guarantor				Consolidated
	Parent		Subsidiaries		Subsidiaries		Eliminations		Total
Consolidated net income	Ps.	5,393	Ps.	3,795	Ps.	4,717	Ps.	(8,260)	Ps.	5,645
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—

Valuation of the effective portion of derivative financial instruments, net of taxes		(139)		(137)		(65)		189		(152)
Exchange differences on translation of foreign operations		(789)		(4,309)		3,031		789		(1,278)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(928)		(4,446)		2,966		978		(1,430)
Items not to be reclassified to profit or loss in subsequent periods:

Remeasurements of the net defined benefit liability, net of taxes		(8)		4		(8)		4		(8)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods		(8)		4		(8)		4		(8)

Total comprehensive (loss) income, net of tax	Ps.	(936)	Ps.	(4,442)	Ps.	2,958	Ps.	982		Ps.(1,438)

Consolidated comprehensive income for the year, net of tax	Ps.	4,457	Ps.	(647)	Ps.	7,675	Ps.	(7,278)	Ps.	4,207

Attributable to:
Equity holders of the parent		4,457		(647)		7,741		(7,278)		4,273
Non-controlling interest		—		—		(66)		—		(66)

Consolidated comprehensive income for the year, net of tax	Ps.	4,457	Ps.	(647)	Ps.	7,675	Ps.	(7,278)	Ps.	4,207

Unaudited Condensed Consolidated Statements of Cash Flows:

For the six-months period ended June 30, 2013

			Combined	Combined
			guarantor	non-guarantor		Consolidated
	Parent		Subsidiaries	Subsidiaries	Eliminations	Total
Income before income taxes	Ps.	5,315	4,562	5,696	(7,737)	7,836
Non-cash ítems		(5,781)	(1,668)	17,808	(5,682)	4,677
Changes in working capital:		(1,040)	(4,804)	2,564	—	(3,280)

Net cash flows from operating activities		(1,506)	(1,910)	26,068	(13,419)	9,233

Investing activities:
Acquisitions		31	30	(10,080)	—	(10,019)
Proceeds from the sale of marketable securities		—	—	12	—	12
Interest received		967	137	1,150	(2,037)	217
Acquisition of long-lived assets, net		—	(1,510)	(2,099)	—	(3,609)
Acquisition of intangible assets and other non-current assets		262	14,436	(24,239)	8,205	(1,336)
Investments in shares		945	(8,955)	7,839	—	(171)
Dividends received		6,000	508	—	(6,508)	—

Net cash flows used in investing activities		8,205	4,646	(27,417)	(340)	(14,906)

Financing activities:
Proceeds from borrowings		7,500	—	1,149	—	8,649
Repayment of borrowings		(220)	—	(414)	—	(634)
Interest paid		(529)	445	(2,924)	2,037	(971)
Dividends paid		(2,944)	(6,000)	(561)	6,508	(2,997)
Acquisition of non-controlling interests		—	—	—	—	—
Other financing activities		(18,038)	2,910	9,883	5,214	(31)

Net cash flows (used in) / from financing activities		(14,231)	(2,645)	7,133	13,759	4,016

Net (decrease) increase in cash and cash equivalents		(7,532)	91	5,784	—	(1,657)
Initial balance of cash and cash equivalents		14,394	957	7,871	—	23,222
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(55)	(53)	(1,528)	—	(1,636)

Ending balance of cash and cash equivalents	Ps.	6,807	995	12,127	—	19,929

Unaudited Condensed Consolidated Statements of Cash Flows:

For the six-months period ended June 30, 2012

			Combined	Combined
			guarantor	non-guarantor		Consolidated
	Parent		Subsidiaries	Subsidiaries	Eliminations	Total
Income before income taxes	Ps.	5,443	4,520	6,273	(8,259)	7,977
Non-cash items		(5,913)	(2,716)	2,346	9,826	3,543
Changes in working capital:		(38)	(1,363)	(409)	—	(1,810)

Net cash flows from operating activities		(508)	441	8,210	1,567	9,710

Investing activities:
Acquisitions		—	85	(1,199)	—	(1,114)
Proceeds from the sale of marketable securities		—	—	—	—	—
Interest received		1,080	270	1,360	(2,507)	203
Acquisition of long-lived assets, net		—	(1,066)	(1,913)	—	(2,979)
Acquisition of intangible assets and other non-current assets		(4,263)	(1,678)	1,109	4,477	(355)
Investments in shares		(4)	(1)	5	—	—
Dividends received		5,085	1,134	—	(6,219)	—

Net cash flows used in investing activities		1,898	(1,256)	(638)	(4,249)	(4,245)

Financing activities:
Proceeds from borrowings		2,730	—	852	—	3,582
Repayment of borrowings		(3,226)	(42)	(1,684)	—	(4,952)
Interest paid		(462)	450	(3,330)	2,507	(835)
Dividends paid		(5,500)	(4,838)	(1,465)	6,219	(5,584)
Acquisition of non-controlling interests		—	—	—	—	—
Other financing activities		3,673	5,186	(3,017)	(6,044)	(202)

Net cash flows from / (used in) financing activities		(2,785)	756	(8,644)	2,682	(7,991)

Net increase (decrease) in cash and cash equivalents		(1,395)	(59)	(1,072)	—	(2,526)
Initial balance of cash and cash equivalents		4,045	676	7,452	—	12,173
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		—	(14)	(441)	—	(455)

Ending balance of cash and cash equivalents	Ps.	2,650	603	5,939	—	9,192

note 16. Subsequent Events

In August 2013, the Company and Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) closed the acquisition of 100% of Companhia Fluminense in an all-cash transaction. Companhia Fluminense has presence in parts of the states of Minas Gerais, Rio de Janeiro and Sao Paulo. An estimated value of this transaction based on agreed terms is USD $448 million. Companhia Fluminense will be included in operating results starting September 2013.

In October, 2013, the Company and Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) closed the acquisition of 100% of Spaipa in an all-cash transaction. Spaipa has presence in more than half of the state of Sao Paulo and the state of Paraná. An estimated value of this transaction based on agreed terms is USD $1,855 million. Spaipa will be included in the operating results starting November 2013.

In August 2013 the Company executed a term loan agreement for USD. $500 million and a syndicated loan agreement with several banks for a total amount of USD $1,500 million, at a variable rate, which was disbursed on October 2013. These loans agreements have a 3 and 5 year term, respectively.